Filed by R1 RCM Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: R1 RCM Inc.
Commission File No.: 001-34746

The following is a transcript of a video sent to all employees of R1 RCM on January 11, 2022.

Joseph Gerard Flanagan - R1 RCM Inc. - President, CEO & Director

Hello everybody, I wanted to share live as quickly as possible via video some of my thoughts and things I'd like to emphasize around the announcements that we made this morning.

We will be doing an all hands call over the next couple weeks in addition to all the other communications that we’re delivering to you via various forums, but it was important for me to share some thoughts I have and I want to emphasize for all of you.

The first is I am extremely excited about the announcement this morning. When you think about the strategic nature and the additive capabilities and the opportunity to work with a great team that has a shared mindset, philosophy as ours, the growth and the opportunities that we're going to unlock for all of you and deliver to our customers are really, really exciting. And I want to emphasize that at a headline level.

The second thing I want to emphasize is this is a continuation of a very deliberate and disciplined strategy to digitally transform the revenue cycle space. If you look at the capabilities that we're gaining access to in Cloudmed’s revenue intelligence platform, the architecture that they are focused on as are we and the opportunity to modernize our technology architecture and platform our technology strategies, as well as the world class installed base, again, you may have heard some of my public communications today around them being having commercial relationships with [47] of the top 50 health systems, 87 of the top 100 health systems, $800 billion in NPR that they have a relationship with via their modular offerings, that's very exciting for me. Those are relationships that we know whether it be in the acute care setting, whether it be in the ambulatory setting, whether it be in the post-acute setting, that is our target end market, and there's a great opportunity for us to expand our offerings, our share wallet in that standpoint.

And then the final thing I want to highlight on a technical matter is the expansive data footprint that we create together and the reason I want to highlight that element of this combination is there's so much innovation that we are committed to looking forward and the opportunity to innovate in and around the data footprint is very significant, and so I'm very excited over time to unlock the full potential of the digital footprint that we enjoy or will enjoy on a combined basis. So again, very, very strategic, high degree of confidence in this transaction, increasing our competitive differentiation, improving our value prop through the eyes of the providers and unlocking significant growth potential for all of us as employees to do different things, to expand our remit, and also for our other stakeholders, whether that be shareholders, or customers.

We'll work through the integration activities over the next series of months. To be honest with you, we have not had a chance to put a ton of detailed planning efforts into integration. That's something that we will embark on after we get through the course of this week with external communications, but in the meantime, it's really business as usual until the transaction closes.

Obviously, all of you that are in customer-facing roles are going to talk through the value and the potential that we can bring to bear as a combined entity, but from a day-to-day activity standpoint, it's really business as usual. We have a huge amount of tailwinds on our business, exciting prospects for the year 2022, so let's all stay focused on that, and over time we will build out very comprehensive integration plans together, with an inclusive approach, and that will prepare us well for the close of the transaction and the actual combination work.

I want to say a sincere thank you to all of you, everybody within the entire R1 team. We're not able to absorb this incremental work effort if it wasn't for our confidence in all of you maintaining the operations and maintaining the business at large on a day-to-day basis. And it's a direct result of all of your efforts, your maturity, your accountability, and your commitment that we're able to absorb adding to our day-to-day activities and, to be honest with you, myself and my leadership team had been quite focused on this, getting to this point, and our confidence to allocate our time and energy to this new event is a direct correlation to our confidence in all of you because you are doing an unbelievable job serving our customers and supporting our business globally.

And so again as I close, the future is very bright. Tons and tons of work to do, but on the heels of that work is unlocking significant growth potential and an exciting leadership role we intend to play, continue to play, in innovation for the providers fueled by technology. And so again, I would just emphasize those things as we look going forward and as I close my comments here, just again say thank you. Like I said, just bear with me, very busy day today because we've got J.P. Morgan going on and obviously all the communications that have to occur with investors around this transaction, but I wanted to shoot a quick video, make sure you all heard from me as quickly as possible, but we will have a global town hall in the next couple of weeks. Make sure we cover this in totality. We will have deeper thoughts on integration at that point in time as well that I'll talk through, and then equally important, really talk about our agenda looking into 2022 and why I'm so excited by the year ahead of us. So thank you so much and look forward to updating you soon again.

Forward-Looking Statements

This communication includes information that may constitute “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events and relationships, plans, future growth and future performance, including, but not limited to, statements about the expected timing, completion and effects of the proposed transaction, our strategic initiatives, our capital plans, our costs, our ability to successfully implement new technologies, our future financial and operational performance, and our liquidity. These statements are often identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “designed,” “may,” “plan,” “predict,” “project,” “target,” “contemplate,” “would,” “seek,” “see” and similar expressions or variations or negatives of these words, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of R1’s and Cloudmed’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance, prediction or definitive statement of fact or probability. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risk and uncertainties related to: (i) the ability of the parties to consummate the proposed transaction in a timely manner or at all; (ii) satisfaction of the conditions precedent to the consummation of the proposed transaction, including the receipt of required regulatory and shareholder approvals; (iii) R1’s ability to timely and successfully achieve the anticipated benefits and potential synergies of the proposed transaction, and (iv) the impact of health epidemics, including the COVID-19 pandemic, on our business and any actions that we may take in response thereto. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the heading “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2020, our quarterly reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement included therein that R1 intends to file relating to the transactions described herein and any other periodic reports that we file with the SEC. The foregoing list of factors is not exhaustive. All forward-looking statements included herein are expressly qualified in their entirety by these cautionary statements as of the date hereof and involve many risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Subsequent events and developments, including actual results or changes in our assumptions, may cause our views to change. R1 assumes no obligation and does not intend to update these forward-looking statements, except as required by law. You are cautioned not to place undue reliance on such forward-looking statements.

Important Information About the Transaction and Where to Find It

This communication includes information regarding the proposed transaction between R1 and Cloudmed, a leader in Revenue Intelligence™ solutions for healthcare providers. R1 intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement / prospectus. A proxy statement / prospectus will be sent to all shareholders of R1. R1 also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of R1 are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statements, the proxy statement / prospectus (when available) and all other relevant documents filed or that will be filed with the SEC by R1 through the web site maintained by the SEC at www.sec.gov.

The documents filed by R1 with the SEC also may be obtained free of charge at R1’s website at https://r1rcm.com or upon written request to 434 W. Ascension Way, 6th Floor, Murray Utah 84123.

Participants in the Solicitation

R1 and its directors and executive officers may be deemed to be participants in the solicitation of proxies from R1’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.